Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                 June 14, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



                                  Re: FT 9402
                  FTP Travel and Destination Portfolio Series
                                 (the "Trust")
                      CIK No. 1851133 File No. 333-255876
--------------------------------------------------------------------------------

Dear Mr. Cowan:

      We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. THE STAFF NOTES THAT RULE 35D-1(A)(2) OF THE INVESTMENT COMPANY ACT OF 1940 REQUIRES AN 80% POLICY WITH RESPECT TO INVESTMENTS IN A PARTICULAR INDUSTRY OR INDUSTRIES SUGGESTED BY A FUND'S NAME. INASMUCH AS THE WORDS "TRAVEL AND DESTINATION" IN THE TRUST'S NAME CONNOTE A TYPE OF INVESTMENT, PLEASE DISCLOSE A POLICY TO INVEST AT LEAST 80% OF THE TRUST'S ASSETS IN COMMON STOCKS OF TRAVEL AND DESTINATION COMPANIES.

      Response: In accordance with the Staff's comment, the following will be added to the Trust's prospectus:

      "The Trust will invest at least 80% of its assets in travel and destination companies. Travel and destination companies are companies that are actively engaged in a business activity associated with or supporting travel and tourism and can include companies from the following industries: airlines, casinos & gaming, hotels, resorts & cruise lines, interactive media & services, leisure facilities, movies & entertainment, and trucking."

      2. THE STAFF NOTES THE DISCLOSURE UNDER THE "OBJECTIVE" SECTION PROVIDES THAT THE TRUST IS CONCENTRATED IN STOCKS OF THE INDUSTRY OR GROUP OF INDUSTRIES COMPRISING THE CONSUMER DISCRETIONARY SECTOR. IF THE TRUST WILL CONCENTRATE IN ALL OR SOME OF THE INDUSTRIES WITHIN THE CONSUMER DISCRETIONARY SECTOR, PLEASE SPECIFY WHICH INDUSTRIES.

      Response: Consistent with previous discussions with the Staff and revisions made to prior series, the above referenced disclosure will be revised as follows:

      "The Trust is concentrated in stocks of companies within the consumer discretionary sector."

      3. THE DISCLOSURE UNDER THE "PORTFOLIO SELECTION PROCESS" STATES: "THE SPONSOR CREATED AN INITIAL UNIVERSE OF STOCKS BY SELECTING TRAVEL & DESTINATION COMPANIES THAT HAVE ADEQUATE LIQUIDITY FOR INVESTMENT. THE SPONSOR'S INITIAL UNIVERSE INCLUDES COMPANIES FROM THE FOLLOWING INDUSTRIES: AIRLINES, CASINOS & GAMING, HOTELS, RESORTS & CRUISE LINES, INTERNET & DIRECT MARKETING RETAIL, LEISURE FACILITIES, MOVIES & ENTERTAINMENT, RESTAURANTS, AND INTERNET-BASED RIDE SHARING SERVICES."

(a) PLEASE REVISE THE DISCLOSURE TO DEFINE "TRAVEL AND DESTINATION COMPANIES" AND FURTHER SPECIFY HOW A COMPANY'S ECONOMIC FORTUNES ARE TIED TO TRAVEL AND DESTINATION COMPANIES, AS DEFINED (E.G., 50% OF A COMPANY'S ASSETS OR REVENUES ARE DERIVED FROM, OR DEVOTED TO, TRAVEL AND DESTINATION ACTIVITIES).

(b) PLEASE EXPLAIN HOW INTERNET & DIRECT MARKETING RETAIL AND MOVIES & ENTERTAINMENT FIT WITHIN A REASONABLE DEFINITION OF TRAVEL AND DESTINATION COMPANIES."

      Response: Please see below for the Trust's responses.

      (a) The prospectus will be revised in accordance with the Staff's comment. Please refer to the Trust's response to comment 1.

      (b) The prospectus will be revised to reflect that travel and destination companies includes companies from the following industries: airlines, casinos & gaming, hotels, resorts & cruise lines, interactive media & services, leisure facilities, movies & entertainment, and trucking, as noted above. These industries fit the definition of "travel and destination companies" as they all include companies that are actively associated with or support tourism and travel. For example, the interactive media & services industry includes companies offering online travel bookings. The movies & entertainment industry includes in-person entertainment companies, such as live entertainment events or theme parks. The trucking industry includes vehicle rental services and internet-based ride sharing services.

      4. THE DISCLOSURE UNDER THE "PORTFOLIO SELECTION PROCESS" STATES: "AN ESTIMATED VALUE IS CALCULATED FOR EACH OF THE COMPANIES UTILIZING A CASH FLOW RETURN ON INVESTMENT (CFROI) METHOD. A SECONDARY VALUATION IS ALSO MADE EMPLOYING A CONCEPT CALLED ECONOMIC MARGIN. THE COMPANIES WHICH CURRENTLY TRADE AT AN ATTRACTIVE MARKET PRICE RELATIVE TO THEIR ESTIMATED VALUE ARE FAVORED OVER COMPANIES THAT DO NOT."

PLEASE REVISE THIS DISCLOSURE TO MORE SPECIFICALLY DESCRIBE IN PLAIN ENGLISH THE SELECTION PROCESS, INCLUDING THE CONCEPT OF ECONOMIC MARGIN AND HOW THE SPONSOR USES BOTH CFROI AND ECONOMIC MARGIN TO ARRIVE AT AN ESTIMATED VALUE.

      Response: In accordance with the Staff's comment, the above referenced disclosure will be revised as follows:

      "An estimated value is calculated for each of the companies utilizing a Cash Flow Return on Investment ("CFROI") method. The CFROI method compares an estimate of a company's internal rate of return against an estimate of a company's cost of capital. Companies that generate returns in excess of their capital costs are favored over companies that do not. A secondary valuation is also made employing a concept called Economic Margin ("EM"). EM measures the return a company earns versus its cost of capital to determine if a company is generating wealth. The companies which currently trade at an attractive market price relative to their estimated value are favored over companies that do not."

      5. THE DISCLOSURE UNDER THE "PORTFOLIO SELECTION PROCESS" PROVIDES THAT THE SELECTION PROCESS ATTEMPTS TO FIND THE STOCKS WITH THE BEST PROSPECTS FOR ABOVE-AVERAGE CAPITAL APPRECIATION BY IDENTIFYING THOSE THAT TRADE AT ATTRACTIVE VALUATIONS. PLEASE CLARIFY WHAT THE SPONSOR CONSIDERS TO BE ATTRACTIVE VALUATIONS.

      Response: In accordance with the Staff's comment, the following will be added to the Trust's prospectus:

      "The Sponsor considers valuations to be attractive when market expectations for a company are low relative to the company's historical or expected ability to generate cash flows."

Risk Factors
____________

      6. PLEASE REVISE THE FIRST SENTENCE OF THE "TRAVEL AND DESTINATION INDUSTRIES" RISK TO STATE: "GENERAL RISKS OF COMPANIES WITHIN THE TRAVEL AND DESTINATION INDUSTRIES INCLUDE THE GENERAL STATE OF THE ECONOMY, INCREASED GOVERNMENTAL REGULATION, CYCLICAL MARKET PATTERNS, INTENSE COMPETITION, AND CHANGING CONSUMER TASTES."

      Response: The prospectus will be revised in accordance with the Staff's comment.

      7. IF THE TRUST WILL HAVE MATERIAL EXPOSURE TO INVESTMENTS ASSOCIATED WITH BREXIT, PLEASE DISCLOSE THE RISKS RELATED TO BREXIT.

      Response: If, based on the Trust's final portfolio, the Trust has significant exposure to European securities, Brexit disclosure will be added to the Trust's prospectus.

      8. IF THE TRUST WILL HAVE MATERIAL EXPOSURE TO CHINA, PLEASE DISCLOSE THE RISKS ASSOCIATED WITH INVESTMENTS IN CHINA.

      Response: If, based on the Trust's final portfolio, the Trust has material exposure to China, appropriate risk disclosure will be added to the Trust's prospectus.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                      Very truly yours,

                                                      Chapman and Cutler LLP


                                                   By /s/ Daniel J. Fallon
                                                      ________________________
                                                      Daniel J. Fallon